Final Term Sheet Relating to
Preliminary Prospectus Supplement
dated June 15, 2010 and
Registration Statement No. 333-159040
Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

Health Care REIT, Inc.
$152,009,000 3.00% Convertible Senior Notes due 2029
Final terms and conditions	June 15, 2010

Offering Size:	$152,009,000

The Security:	3.00% Convertible Senior Notes due 2029

Issuer:	Health Care REIT, Inc. (NYSE: HCN)

Issue:	The notes will be a further issuance of, will be fungible with and will form a single series with, Health Care REIT, Inc.’s outstanding 3.00% Convertible Senior Notes due 2029, initially issued on March 15, 2010 in the principal amount of $342,394,000. The notes will have the same CUSIP number and will trade interchangeably with the previously issued notes in this series immediately upon settlement. Upon completion of this offering, the aggregate principal amount of outstanding notes of this series will be $494,403,000.

Joint Book-runners:	UBS Investment Bank, J.P. Morgan Securities Inc.

Coupon:	3.00% per annum, payable semi-annually in arrears on June 1 and December 1 each year

Public Offering Price:	100.75%, plus accrued interest from and including June 1, 2010 to and excluding the settlement date, which must be paid by the purchasers of the notes.

Initial Conversion Rate:	19.5064 shares of common stock per $1,000 principal amount of notes

Initial Conversion Price:	Approximately $51.27

Maturity:	December 1, 2029

Convertible into:	Cash and common stock of HCN (see “Payment upon Conversion” below)

Call Protection:	Non-callable prior to December 1, 2014 except to maintain REIT status. Callable on or after December 1, 2014 at par plus accrued and unpaid interest, payable in cash

Investor Put Options:	Puts on December 1, 2014, December 1, 2019, December 1, 2024 at par plus accrued and unpaid interest, payable in cash

Conversion Rights:
(i)   Prior to maturity or earlier redemption or repurchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending June 30, 2010, if the closing sale price of HCN common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter

(ii)   Prior to maturity or earlier redemption or repurchase, during the five consecutive business days immediately after any five consecutive trading day period (the “note measurement period”) in which the average trading price per $1,000 principal amount of notes was equal to or less than 97% of the average conversion value of the notes during the note measurement period

(iii)   Prior to maturity, if HCN calls the notes for redemption

(iv)   Prior to maturity, upon occurrence of certain corporate transactions

(v)   The notes may be surrendered for conversion at any time from, and including, November 1, 2014 to, and including, December 1, 2014 and at any time from, and including, November 1, 2029 until the close of business on the business day immediately preceding December 1, 2029 or earlier redemption or repurchase.

Payment upon Conversion:	Upon conversion, holders will receive, per $1,000 principal amount being converted, a “settlement amount” that is equal to the sum of the “daily settlement amounts” for each of the 20 trading days during the “cash settlement averaging period”. The “cash settlement averaging period” with respect to any note means (i) for any note converted at any time on or after the 23rd scheduled trading day prior to the maturity date, the 20 consecutive trading days beginning on, and including the 20th scheduled trading day prior to maturity and (ii) in all other instances, the 20 consecutive trading days beginning on, and including, the third trading day following the conversion date.

The “daily settlement amount” for each of the 20 trading days during the cash settlement averaging period consists of (a) cash equal to the lesser of $50 and the “daily conversion value”; and (b) to the extent the daily conversion value exceeds $50, a number of shares equal to the excess of the daily conversion value over $50 divided by the volume-weighted average price (as defined) (“vwap”) per share of HCN common stock on that trading day.

The “daily conversion value” on a given trading day means 1/20 of the product of the applicable conversion rate and the vwap per share of HCN common stock on that trading day.

Dividend Protection and Anti-Dilution Adjustments:	Dividend protection—Adjustment upon quarterly cash distributions in excess of $0.68 per share to holders of HCN common stock. Anti-dilution protection also covers stock dividends, subdivisions, combinations and reclassifications of common stock, distributions of certain rights and warrants, and certain tender and exchange offers, all as described in the preliminary prospectus supplement.

Conversion Rate Adjustment upon a Make-Whole Fundamental Change:	If a make-whole fundamental change (as defined in the preliminary prospectus supplement) occurs prior to December 1, 2014 and a holder elects to convert its notes in connection with such a make-whole fundamental change, Health Care REIT will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional shares of HCN common stock. If the transaction provides the holders of HCN common stock with the right to receive more than a single type of consideration determined based in part upon any form of stockholder election, the holders of the notes, treated as a single class, will be given a reasonable opportunity to elect the form of such consideration.

Make-Whole Table

The following table sets forth the number of additional shares per $1,000 principal amount of notes that will be added to the conversion rate applicable to notes that are converted during the make-whole conversion period. The Applicable Prices set forth in the first column of the table below, and the number of additional shares, are subject to adjustment as described in the preliminary prospectus supplement for the notes.
Number of additional shares (per $1,000 principal amount of notes)

Effective Date
Applicable Price	March 15, 2010	December 1, 2010	December 1, 2011	December 1, 2012	December 1, 2013	December 1, 2014

$43.63	3.4136	3.4136	3.4136	3.4136	3.4136	3.4136
$45.00	3.4136	3.4020	3.2095	3.0997	2.9517	2.7158
$50.00	2.3196	2.1759	1.9871	1.8338	1.5819	0.4936
$55.00	1.4613	1.3443	1.1766	1.0208	0.7619	0.0000
$60.00	0.8781	0.7886	0.6517	0.5193	0.3158	0.0000
$65.00	0.4908	0.4276	0.3263	0.2313	0.1063	0.0000
$70.00	0.2450	0.2064	0.1410	0.0854	0.0261	0.0000
$75.00	0.1036	0.0844	0.0494	0.0236	0.0030	0.0000
$80.00	0.0338	0.0269	0.0121	0.0032	0.0000	0.0000
$85.00	0.0068	0.0052	0.0008	0.0000	0.0000	0.0000
$90.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$95.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$100.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$105.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$110.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$115.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
$120.00	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the Applicable Price is between two Applicable Prices in the table or the Effective Date is between two Effective Dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the two Applicable Prices, or for the two Effective Dates based on a 365-day year, as applicable. In addition, if the actual Applicable Price is greater than $120.00 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. If the actual Applicable Price is less than $43.63 per share (subject to adjustment), the conversion rate will not be increased in connection with that make-whole fundamental change. HCN will not increase the conversion rate pursuant to the Make-Whole Table set forth above to the extent that the increase will cause the conversion rate to exceed 22.9200 shares per $1,000 principal amount of notes. HCN will adjust this maximum conversion rate in the same manner in which, and for the same events for which, HCN adjusts the conversion rate.

Put upon a Fundamental Change:	If a fundamental change (as defined in the preliminary prospectus supplement) occurs, each holder will have the right, at its option, to require HCN to repurchase for cash all or any portion of the holder’s notes at a price equal to 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Use of Proceeds:	Net proceeds to HCN from this offering are expected to be approximately $150,371,783 after deducting underwriting discounts and commissions and estimated offering expenses. HCN intends to use the net proceeds from this offering to repurchase $85,019,000 principal amount of its 4.75% convertible senior notes due 2026 and $54,189,000 principal amount of its 4.75% convertible senior notes due 2027.

Underwriting Discounts and Commissions:	1.75% per convertible note

Offering Expenses:	HCN estimates that its share of total expenses of the offering will be approximately $500,000. The underwriters have agreed to reimburse HCN for certain of HCN’s expenses in connection with the offering of the notes.

Capitalization	The following table sets forth HCN’s capitalization as of March 31, 2010, on a historical basis, on an as adjusted basis to give effect to the issuance of $450,000,000 of 6.125% notes due 2020 in April and June 2010, and on an as further adjusted basis to give effect to (a) the sale of the notes offered by the preliminary prospectus supplement dated June 15, 2010 (but not giving effect to the conversion of the notes), (b) the repurchase of $85,019,000 aggregate principal amount of HCN’s 4.75% Convertible Senior Notes due 2026 and (c) the repurchase of $54,189,000 aggregate principal amount of HCN’s 4.75% Convertible Senior Notes due 2027.

March 31, 2010
	Actual	As adjusted	As further adjusted
	(in thousands)
Cash and cash equivalents	$36,558	$56,886	$55,249

Debt:
Borrowings under unsecured line of credit(1)	425,000	0	0
Senior notes due 2012	76,853	76,853	76,853
Senior notes due 2013	300,000	300,000	300,000
Senior notes due 2015	250,000	250,000	250,000
Senior notes due 2016	300,000	300,000	300,000
Senior notes due 2020	0	450,000	450,000
4.75% convertible senior notes due 2026(2)	210,607	210,607	125,588
4.75% convertible senior notes due 2027(2)	222,275	222,275	168,086
3.00% convertible senior notes due 2029(2)	342,394	342,394	494,403
Secured debt	725,809	725,809	725,809
Unamortized premiums/discounts and fair value adjustments	(24,451)	(25,198)	(30,891)
Total debt	2,828,487	2,852,740	2,859,848

Equity:
Preferred Stock, $1.00 par value; authorized—50,000,000 shares
Series D Cumulative Redeemable Preferred Stock; 4,000,000 shares issued and outstanding	100,000	100,000	100,000
Series E Cumulative Convertible and Redeemable Preferred Stock; 74,380 shares issued and outstanding	1,860	1,860	1,860
Series F Cumulative Redeemable Preferred Stock; 7,000,000 shares issued and outstanding	175,000	175,000	175,000
Series G Cumulative Convertible Preferred Stock; 375,727 shares issued and outstanding	11,114	11,114	11,114
Common Stock, $1.00 par value; authorized—225,000,000 shares; 124,265,589 shares issued and 123,982,913 shares outstanding(3)	123,979	123,979	123,979
Capital in excess of par value	3,916,837	3,916,837	3,915,625
Treasury stock	(11,303)	(11,303)	(11,303)
Cumulative net income	1,578,990	1,578,990	1,571,794
Cumulative dividends	(2,147,690)	(2,147,690)	(2,147,690)
Accumulated other comprehensive income	(4,092)	(4,092)	(4,092)
Other equity	5,539	5,539	5,539

Total Health Care REIT, Inc. stockholders’ equity	3,750,234	3,750,234	3,741,826

Noncontrolling interests	9,682	9,682	9,682
Total equity	3,759,916	3,759,916	3,751,508

Total capitalization	$6,588,403	$6,612,656	$6,611,356

(1)	$266 million was outstanding under HCN’s unsecured line of credit at June 14, 2010.

(2)	The amounts shown do not reflect original issue discount pursuant to FASB Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement). Under FSP APB 14-1, an entity must separately account for the liability and equity components of the convertible debt instruments (such as the notes) that may be settled entirely or partially in cash upon conversion in a manner that reflects the issuer’s economic interest cost. The effect of FSP APB 14-1 on the accounting for the convertible senior notes is that the equity component is included in the capital in excess of par value section of stockholders’ equity on HCN’s consolidated balance sheet and the value of the equity component is treated as original issue discount for purposes of accounting for the debt component of the notes. The original issue discount for the notes is included in “Unamortized premiums/discounts and fair value adjustments.”

(3)	Excludes: (i) 1,296,279 shares of common stock reserved for issuance that relate to outstanding options under the 1995 Stock Incentive Plan, Stock Plan for Non-Employee Directors, 2005 Long-Term Incentive Plan and Windrose

Medical Properties Trust 2002 Stock Incentive Plan; (ii) 6,140,922 shares of common stock reserved for issuance under HCN’s dividend reinvestment and stock purchase plan (which reserve was increased to 10,000,000 shares in May 2010); (iii) 56,935 shares of common stock reserved for issuance that relate to the Series E Cumulative Convertible and Redeemable Preferred Stock; (iv) 268,970 shares of common stock reserved for issuance that relate to the Series G Cumulative Convertible Preferred Stock; (v) 4,440,164 shares of common stock reserved for issuance that relate to the $210,607,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2026; (vi) 4,462,415 shares of common stock reserved for issuance that relate to the $222,275,000 aggregate principal amount of 4.75% Convertible Senior Notes due 2027; and (vii) 6,678,875 shares of common stock reserved for issuance that relate to the $342,394,000 aggregate principal amount of 3.00% Convertible Senior Notes due 2029.

Ranking:	Senior Unsecured

Listing:	The notes will not be listed on any securities exchange or quoted in any automated quotation system.

Form:	Registered Global Securities

Denomination:	$1,000 and integral multiples thereof

Settlement:	DTC

Pricing Date:	June 15, 2010, before market open

Trade Date:	June 15, 2010

Settlement Date:	June 18, 2010

Security Code:	CUSIP: 42217K AR7 ISIN: US42217KAR77

The information herein is qualified in its entirety by reference to the Preliminary Prospectus Supplement and related Prospectus relating to the security
The issuer has filed a registration statement (including a base prospectus) and a related preliminary prospectus supplement dated June 15, 2010 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus included in the registration statement, the related preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying base prospectus if you request it by calling (888) 722-9555, extension 19423-2626 or through your usual contact at UBS Securities LLC or J.P. Morgan Securities Inc.
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